August 4, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brad Skinner Mark Kronforst David Edgar

Re:	Business Objects S.A. Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Form 8-K Filed April 26, 2006 File No. 000-24720
Ladies and Gentlemen:
          On behalf of Business Objects S.A. (“Business Objects”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2006 relating to Business Objects’ Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Commission on March 16, 2006 (the “2005 Form 10-K”) and Current Report on Form 8-K filed with the Commission on April 26, 2006 (the “First Quarter 8-K”).
          In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Business Objects’ response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2005 10-K or the First Quarter 8-K, as the case may be.
Form 10-K for the Year Ended December 31, 2005
Notes to Consolidated Financial Statements
Note 1, Organization and Summary of Significant Accounting Policies
Revenue Recognition, page 66
1.	We note that, in arrangements that include rights to multiple software products and/or services, you use the residual method. Describe in further detail how you apply this method to arrangements containing multiple software products. In this regard, please clarify whether or not any software products remain undelivered at inception of the

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

arrangements. If so, describe how you establish vendor-specific objective evidence for those undelivered software products.
          Business Objects advises the Staff that for arrangements requiring the Company to deliver multiple software products it defers revenue recognition until all of the software products have been delivered. To clarify this point Business Objects intends to revise its disclosure in future filings, beginning with the Quarterly Report on Form 10-Q for the three months ended June 30, 2006 (the “June 10-Q”) such that the relevant section of Note 1 to the Consolidated Financial Statements relating to Revenue Recognition reads as follows:
“For each arrangement, the Company determines whether persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. If any of these criteria is not met, revenue recognition is deferred until such time as all of the criteria are met. In software arrangements that include rights to multiple software products, maintenance and/or services, the Company uses the residual method, under which revenues are allocated to the undelivered maintenance and/or service elements based on vendor-specific objective evidence of fair value of the undelivered maintenance and/or service elements and the residual amount of revenues are allocated to the delivered elements. As the Company does not have VSOE of fair value for software products, no revenue is recorded until all contracted-for software products have been delivered. In the case of term-based licenses, revenue is generally recognized ratably over the term of the license as the Company does not have VSOE of fair value for the PCS sold with such term licenses.”
Note 5, Acquisitions, page 77
2.	We note that your purchase price allocation for Crystal Decisions included only $43.7 million assigned to customer contracts and that amount was related to maintenance and support. We further note that you indicate that Crystal Decisions contributed “a strong base of independent distributors in addition to channel partner relationships including original equipment manufacturers, value-added resellers and system integrators.” Please explain to us in reasonable detail how you considered paragraphs A18 to A21 of SFAS 141 and EITF 02-17 in determining that no amounts should be allocated to customer-related intangibles outside of maintenance and support contracts.

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

          Business Objects advises the Staff that the guidance in paragraphs A18 to A21 of SFAS 141 and EITF 02-17 was considered in the valuation of customer-related intangibles associated with the acquisition of Crystal Decisions, and in particular, in Business Objects’ determination that no amounts should be allocated to customer-related intangibles outside of maintenance and support contracts, as outlined below.
          The Crystal Decisions acquisition occurred on December 11, 2003 (the “Valuation Date”), and Business Objects paid total consideration of $1.22 billion, of which $170 million was assigned to intangible assets, which represented approximately 14% of the total consideration. The fair value components of the intangible assets were as follows: $27 million of in-process research and development, $92.6 million for developed technology, $43.7 million for customer relationships, and $6.4 million related to trade names. Residual goodwill represented 78% of total consideration after accounting for tangible assets.
          Business Objects concluded that the value of customer relationships was $43.7 million. The factors that led to this conclusion were expected revenues from maintenance and service contracts. Business Objects analyzed estimated cash flows from maintenance and service contracts. Business Objects concluded that the expected life for the acquired technology was five years. Business intelligence software, at the time of the Crystal Decisions acquisition and to date, is a rapidly evolving product platform. Business intelligence software vendors frequently introduce high quality, new product releases, without which existing customer relationships cannot be sustained. For example, at the Valuation Date, Crystal Decisions was selling its version 9 product but had made substantial efforts to develop versions 10 and 11 of the Crystal Decisions flagship product, Crystal Reports.
          The following table captures the major criteria set forth in SFAS 141 paragraphs A18 through A21 and EITF 02-17, and addresses how Business Objects considered each in the Crystal Decisions valuation:

FAS 141 and EITF 02-17 Guidance	Crystal Decisions Allocation
Para A18: Customer list information meets separability criteria and should be valued, unless restricted due, for example, to confidentiality.	As discussed below, revenues from all customers were captured in calculating the values of intangibles.

Para A19: Backlog. Purchase or sales orders (even if cancelable) or production backlog	No significant unfulfilled purchase orders existed at the Valuation Date.

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

FAS 141 and EITF 02-17 Guidance	Crystal Decisions Allocation
should be valued separately from goodwill.

Para A20: Contractual Customer relationships should be valued separately. EITF 02-17: market participant assumptions such as future contract renewals must be considered.	Both maintenance and service contracts were valued and per the guidance of paragraph 6 of EITF 02-17, expectations of renewal patterns were factored in and associated cash flows subsequent to the acquisition date were modeled.

Para A21: Customer relationship not arising from contracts should be recognized apart from goodwill.	A certain portion of future revenues may come through existing channels such as value-added resellers (“VARs”), distributors and system integrators (“System Integrators” or “SIs”). This revenue will include both a contractual component which was included in maintenance revenues and service contracts, and a non-contractual component such as the ability of the Company to make future sales of new seats and licenses through those channels. The non-contractual component, as discussed in more detail below, was embedded in the valuation of existing technology for the reasons also discussed below.
          The majority of Crystal Decisions’ customer value was in Crystal Decisions large existing installed base of users. To calculate the customer relationship value, Business Objects used future anticipated revenues and benefits from this installed base and anticipated renewals captured in the cash flows from the maintenance and services contracts exclusively. Business Objects captured all of the forecasted revenues in the intangibles valuation. For 2003 (20 days), 2004 and 2005, nearly 100% of the revenues were captured in either of the two intangibles – technology or maintenance and service contracts. As mentioned earlier, these technology revenues included sales made directly, as well as indirectly through any existing channels such as VARs, distributors and SIs. The value associated with these sales channels was embedded in the value of technology.

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

     Business Objects did not separate the value associated with VARs, distributors and SIs from technology and present those values separately due to the following factors:
1.	As a significant player in the business intelligence software segment, Business Objects believed the value drivers of Crystal Decisions’ business to be the technology and derivative applications, rather than Crystal Decisions relationships with VARs, distributors and SIs. Although Crystal Decisions’ relationships with VARs, distributors and SIs were important, those relationships were dependent on Crystal Decisions technology and products and would not exist without the continued enhancement of the technology and products.

2.	Business Objects concluded that if the revenues associated with VARs, distributors and SIs were separately modeled, any allocation of these revenues to technology and customer relationships would have been arbitrary. As the two intangibles have similar lives, the allocation of revenues between customer relationships and technology was unlikely to have an impact on the overall value of intangibles or affect amortization.

3.	We understand that it was a widely accepted practice at that time (2003) to use maintenance and support contract revenues from the installed base, when available, exclusively to value customer relationships. When asset lives were similar, maintenance was not deemed to have any technology value and, similarly, any customer value from product license sales was included in technology intangibles.
     Approximately 78% of the consideration was allocated to goodwill, which reflected the strategic nature of the acquisition of Crystal Decisions and the value associated with future products and workforce. At the time of the purchase price allocation, Business Objects had reviewed transactions in the software space that occurred in late 2003, and which it considered to be comparable. Business Objects observed that the goodwill percentage in the comparable transactions ranged from 65% to 81% of total consideration. Thus, Business Objects’ allocation of 78% of consideration to goodwill was not inconsistent with these other transactions.
Note 7, Commitments and Contingencies
Legal Matters, page 82
3.	Please explain to us how you have clearly disclosed, for each significant matter, the amount of any reasonably possible additional losses in excess of amounts accrued, a range of such losses or that an estimate cannot be made. In addition, tell us how you

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

considered these disclosure requirements with respect to your income tax contingencies.
          Business Objects advises the Staff that it considered the requirements of Statement of Financial Accounting Standards No. 5 (“SFAS No. 5”) with respect to its current litigation and intends to supplement its disclosure in its future filings, beginning with its June 10-Q, regarding the Vedatech action against Crystal Decisions (UK) Limited by indicating that it cannot currently estimate either the amount or the range of any additional loss. Business Objects will also add similar disclosure for the Informatica action in the United States District Court for the Northern District of California and the claims currently pending with respect to Microstrategy Incorporated by indicating that it cannot currently estimate either the amount or the range of any such losses.
          Business Objects supplementally advises the Staff that it does not believe that it is reasonably possible it will incur additional losses with respect to Decision Warehouse Consultoria E Importacao Ltda., and therefore, in accordance with SFAS No. 5, no additional disclosure is required for this matter.
          Business Objects supplementally advises the Staff that it considered the SFAS No. 5 disclosure requirements with respect to its income tax contingencies as at December 31, 2005 as follows. Business Objects first assessed whether it was both (i) probable that it would incur income tax losses in connection with any of the then pending significant matters and, if so, (ii) whether the amount of any such losses was reasonably estimable. Business Objects then established accruals for any significant matters meeting both SFAS No. 5 criteria. Finally, Business Objects assessed whether there were either (i) reasonably possible tax losses in excess of established accruals or (ii) reasonably possible tax losses for which it had not accrued, and made any necessary disclosure in accordance with SFAS No. 5. Business Objects determined that at the December 31, 2005 balance sheet date, there were no significant matters for which there were either (i) reasonably possible tax related losses in excess of those for which it had accrued or (ii) reasonably possible losses for which it had not accrued. Therefore, Business Objects determined that no additional disclosure was required under SFAS No. 5 for any tax related losses with respect to the then pending significant matters.
          Business Objects is regularly audited by various taxing authorities and, in some cases, is assessed to owe additional taxes. To date, Business Objects has not received notice of any income tax assessments requiring payment of additional taxes with respect to significant matters (i) for reasonably possible losses in excess of amounts already accrued or (ii) for reasonably possible losses for which we have not accrued.

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

Form 8-K filed April 26, 2006
Exhibit 99.1
4.	We believe the non-GAAP statement of income columnar format appearing in your Item 2.02 Form 8-K filed on April 26, 2006 may create the unwarranted impression to investors that the non-GAAP statement of income has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ), Question 8.
          In light of the relatively brief period of time between receipt of the Staff’s comments and Business Objects’ release regarding its quarterly results for the three months ended June 30, 2006, Business Objects did not incorporate its response to the Staff’s comment in its Current Report on Form 8-K dated July 26, 2006. However, Business Objects intends to revise its disclosure in future filings as set forth in Appendix A hereto.
          Business Objects’ management uses non-GAAP financial measures, in addition to, and not as a substitute for, measures of financial performance prepared in accordance with GAAP. Management believes these non-GAAP measures provide a consistent basis for comparison between quarters and of growth rates year over year that are not influenced by certain non-cash charges or impacts of prior period acquisitions. Therefore, Business Objects management believes that including the non-GAAP financial measures in Business Objects’ filings on Form 8-K enhances investors’ overall understanding of its financial performance.
          In order to avoid creating the unwarranted impression to investors that non-GAAP financial measures have been prepared under a comprehensive set of accounting rules or principles, Business Objects’ management has decided to revise the format of its future filings to remove from the Form 8-K the presentation of a non-GAAP statement of income. Instead, Business Objects proposes to provide a statement of reconciliation of the GAAP financial information to the non-GAAP financial information based on the format attached hereto as Appendix A.

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

5.	We note you apply different tax rates to your pre-tax results on a GAAP and non-GAAP basis. We further note that you separately disclose these rates and adjust your non-GAAP results accordingly. However, we were unable to locate any substantive disclosures that address Item 10 of Regulation S-K or Question 8 of the FAQ. Please explain to us how you have complied with this guidance.
          In light of the relatively brief period of time between receipt of the Staff’s comments and Business Objects’ release regarding its quarterly results for the three months ended June 30, 2006, Business Objects did not incorporate its response to the Staff’s comment in its Current Report on Form 8-K dated July 26, 2006. However, Business Objects intends to revise its disclosure in future filings as set forth in Appendix A hereto.
          Business Objects advises the Staff that the non-GAAP tax expense differs from the US GAAP expense due to the elimination of the tax benefits, or the tax expenses as the case might be, directly associated with the reconciling items between the GAAP net income and the non-GAAP net income. The non-GAAP tax rate is not an input but rather a result of the non-GAAP expense calculation.
Conclusion
          On behalf of Business Objects, we hereby acknowledge that:
•	Business Objects is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Business Objects may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
          Please direct your questions or comments to Jeanne A. Caruso of this office (650-849-3501) or me (650-320-4509). In addition, we would request that you provide a

Securities and Exchange Commission
Re: Business Objects S.A.
August 4, 2006

facsimile of any additional comments you may have to Ms. Caruso and me at 650-493-6811. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	James R. Tolonen Susan J. Wolfe, Esq. Wendy A. Boufford, Esq.

Appendix A
Proposed Non-GAAP Disclosure

BUSINESS OBJECTS S.A.
Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures
(in millions, except per ordinary share and ADS data, unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

GAAP Cost of Revenues	76.3	60.0	145.0	118.6

Amortization of intangible assets
in costs of net licence fees	(7.4)	(5.3)	(13.4)	(10.7)
in costs of service revenues	(2.9)	(2.3)	(5.4)	(4.6)

Total	(10.3)	(7.6)	(18.8)	(15.3)
Stock-based compensation
in costs of service revenues	(1.5)	(0.2)	(2.8)	(0.4)

Total	(1.5)	(0.2)	(2.8)	(0.4)

Non-GAAP Cost of Revenues	64.5	52.2	123.4	102.9

GAAP Gross Profit	218.2	202.4	427.7	392.6

% of total revenues	74%	77%	75%	77%
Amortization of intangible assets	10.3	7.6	18.8	15.3
Stock-based compensation	1.5	0.2	2.8	0.4

Non-GAAP Gross Profit	230.0	210.2	449.3	408.3

% of total revenues	78%	80%	78%	80%

GAAP Operating Expenses	204.7	167.4	396.3	336.2

Amortization of intangible assets and in-process R&D
in sales & marketing expenses	(0.4)		(0.7)
in research & development expenses	(3.3)		(3.3)
in general & administrative expenses	0.0	(0.3)	0.0	(0.7)

Total	(3.7)	(0.3)	(4.0)	(0.7)

Stock-based compensation
in sales & marketing expenses	(3.7)	(0.5)	(7.2)	(1.0)
in research & development expenses	(1.8)	(0.3)	(3.7)	(0.6)
in general & administrative expenses	(4.5)	(0.1)	(11.2)	(0.3)

Total	(10.0)	(0.9)	(22.1)	(1.9)

Non-GAAP Operating Expenses	191.0	166.2	370.2	333.6

GAAP Operating Income	13.5	34.9	31.4	56.4

% of total revenues	5%	13%	5%	11%
Total amortization of intangibles and in-process	14.0	7.9	22.8	16.0
Total stock based compensation	11.5	1.1	24.9	2.3

Non-GAAP Operating Income	39.0	43.9	79.1	74.7

% of total revenues	13%	17%	14%	15%

GAAP Net Income	7.9	23.1	20.3	38.1

Total amortization of intangibles and in-process R&D	14.0	7.9	22.8	16.0
Total stock based compensation	11.5	1.1	24.9	2.3
Tax effect of the above adjustments	(4.3)	(2.4)	(8.0)	(4.5)

Non-GAAP Net Income	29.1	29.7	60.0	51.9

Basic net income per ordinary share and ADS
GAAP	$0.09	$0.26	$0.22	$0.43
Non-GAAP	$0.31	$0.33	$0.65	$0.58

Diluted net income per ordinary share and ADS
GAAP	$0.08	$0.25	$0.21	$0.42
Non-GAAP	$0.31	$0.32	$0.63	$0.57